UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: January 21, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Halo Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         January 21, 2005

3.       PRESS RELEASE

         The press release was released on January 21, 2005 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         January 21, 2005.



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                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

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NEWS RELEASE                                                  JANUARY 21ST, 2005


             HALO RESOURCES ANNOUNCES CLOSING OF $200,000 FINANCING

VANCOUVER,  BRITISH  COLUMBIA,  JANUARY 21ST, 2005 - HALO RESOURCES LTD. (TSX.V:
HLO, OTC.BB: HLOSF) is pleased to announce that it has closed on its non-brokered financing announced on December 29th, 2004. The Company has now issued 151,834 flow-through units ("FT Unit"), at a price of $0.95 per unit, and 25,000 non-flow-through units ("NFT Unit"), at a price of $0.85 per unit, for total gross proceeds of $165,492. Each FT Unit consisted of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of the Company for a period of two years, at a price of $1.25 during the first year, and at a price of $1.50 during the second year. Each NFT Unit consisted of one common share and one share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional share of the Company for a period of two years, at a price of $1.10 per share during the first year, and at a price of $1.35 during the second year.

The Company further announces that it has arranged a non-brokered financing of 131,579 flow-through units ("FT Units"), at a price of $0.95 per unit, with each FT Unit consisting of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to acquire an additional share of the Company for a period of two years, at a price of $1.25 during the first year, and at a price of $1.50 during the second year. A 10% cash finder's fee will be payable on the financing. The proceeds from this financing have been received and all filings made with regulatory authorities.

Proceeds from the above private placements will be used for exploration and development and for general working capital purposes.


HALO RESOURCES LTD. (TSX.V:HLO/OTC.BB: HLOSF) is a Canadian-based resource company focused on the acquisition of near production base and precious based metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
------------------------------------
VICE PRESIDENT CORPORATE DEVELOPMENT

                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
Vice President Corporate Development
Tel:  604-601-8208
Fax: 604-601-8209
mcernovitch@halores.com


The TSX  Venture has not  reviewed  and does not accept  responsibility  for the adequacy or accuracy of this release.


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